FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Three months ended June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

July 29, 2009

NOMURA HOLDINGS, INC.

Financial Highlights –Three months ended June 2009

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the three months ended June 2009.

For further information, please contact:
Toshiki Shinjo Managing Director Investor Relations Department Nomura Holdings, Inc. 1-1 Otemachi 2-chome, Chiyoda-ku Tokyo 100-8170, Japan TEL: +813-5255-1000

Financial Summary For the Three Months Ended June 30, 2009 (US GAAP)

Date:	July 29, 2009
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1.	Consolidated Operating Results

(1)	Operating Results

	For the three months ended June 30
	2009		2008
	(Yen amounts in millions, except per share data)
	% Change from June 30, 2008		% Change from June 30, 2007
Total revenue	363,595	41.0%	257,876	(60.1)%
Net revenue	298,359	120.9%	135,087	(60.8)%
Income (loss) before income taxes	31,421	—	(84,343)	—
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)	11,420	—	(76,592)	—
Basic-Net income (loss) attributable to NHI shareholders per share	4.37		(40.14)
Diluted-Net income (loss) attributable to NHI shareholders per share	1.81		(40.18)
Return on shareholders’ equity	3.0%		(15.6)%

Notes:
1.	Income (loss) before income taxes is calculated in accordance with Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). Previously reported amounts for Income (loss) before income taxes have been reclassified to conform to the current year presentation.
2.	Net income (loss) attributable to NHI was previously reported as Net income (loss).
3.	Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

(2)	Financial Position

	At June 30	At March 31
	2009	2009
	(Yen amounts in millions, except per share data)
Total assets	27,539,700	24,837,848
Total equity	1,556,464	1,551,546
Total NHI shareholders’ equity as a percentage of total assets	5.6%	6.2%
Shareholders’ equity per share	589.32	590.99

Notes:
1.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
2.	Shareholders’ equity per share is calculated with Total NHI shareholders’ equity.

2.	Cash dividends

	For the year ended March 31
	2009	2010	2010 (Plan)
	(Yen amounts)
Dividends per share dividends record dates
At June 30	8.50	—	—
At September 30	8.50	—	Unconfirmed
At December 31	8.50	—	—
At March 31	0.00	—	Unconfirmed
For the year	25.50	—	Unconfirmed

Notes:
1.	Revision of cash dividend forecast during this period : None
2.	Nomura will forgo dividend distribution for the period ending December 31, 2009. Forecasted dividend amounts for the periods ending September 30 and March 31 are unconfirmed per reasons stated in “3.Earnings forecasts for the year ending March 31, 2010”.

3.	Earnings forecasts for the year ending March 31, 2010

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1)	Significant changes to consolidated subsidiaries during the period : None

(2)	Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statements : None

(3)	Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes

b)	Other changes : None

Note: Please refer to page 8, “Qualitative Information and Financial Statements – 4. Other” for details.

(4)	Number of shares issued (common stock)

	At June 30	At March 31
	2009	2009
Number of shares outstanding (including treasury stock)	2,674,838,462	2,661,092,760
Treasury stock	54,079,208	56,312,917

	For the three months ended June 30
	2009	2008
Average number of shares outstanding	2,611,721,313	1,908,006,898

*Notes on appropriate use of earnings forecast and other special remarks

Forecasted dividend amounts for periods ending September 30 and March 31 are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2010”. Also, Nomura will forgo dividend distribution for the period ending December 31, 2009.

Qualitative Information and Financial Statements

1.	Qualitative Discussion of Consolidated Results

US GAAP

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Net revenue	298.4	135.1	120.9
Non-interest expenses	266.9	219.4	21.7

Income (loss) before income taxes	31.4	(84.3)	—
Income tax expense	20.7	(7.7)	—

Net income (loss)	10.7	(76.7)	—

Less: Net income (loss) attributable to noncontrolling interests	(0.7)	(0.1)	—

Net income (loss) attributable to NHI	11.4	(76.6)	—

Return on shareholders’ equity * (annualized)	3.0%	(15.6%)	—

*	Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 298.4 billion yen for the three months ended June 30, 2009, an increase of 120.9% from the same period in the prior year. Non-interest expenses increased 21.7% from the same period in the prior year to 266.9 billion yen. Income before income taxes was 31.4 billion yen for the three months ended June 30, 2009. Net income attributable to NHI was 11.4 billion yen for the three months ended June 30, 2009.

Segments Information

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Net revenue	288.6	134.4	114.7
Non-interest expenses	266.9	219.4	21.7

Income (loss) before income taxes	21.7	(85.0)	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2009 was 288.6 billion yen, an increase of 114.7% from the same period in the prior year. Non-interest expenses increased 21.7% from the same period in the prior year to 266.9 billion yen. Income before income taxes was 21.7 billion yen for the three months ended June 30, 2009. Please refer to page 12 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Net revenue	95.4	85.8	11.2
Non-interest expenses	67.5	69.6	(3.0)

Income (loss) before income taxes	27.9	16.2	72.2

Net revenue increased by 11.2% from the same period in the prior year to 95.4 billion yen, due primarily to increasing brokerage commissions and commissions for distribution of investment trusts. Non-interest expenses decreased by 3.0% to 67.5 billion yen. As a result, income before income taxes increased 72.2% to 27.9 billion yen.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Net revenue	187.1	11.0	—
Non-interest expenses	124.9	72.6	72.0

Income (loss) before income taxes	62.3	(61.6)	—

Net revenue increased to 187.1 billion yen, due primarily to recovering net gain on trading. The acquisition of certain operations of former Lehman Brothers led to increase non-interest expenses by 72.0% from the same period in the prior year to 124.9 billion yen. As a result, income before income taxes was 62.3 billion yen.

Operating Results of Investment Banking

	Billions of yen		% Change
	For the three months ended
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Net revenue	25.7	29.0	(11.4)
Non-interest expenses	31.1	16.4	89.5

Income (loss) before income taxes	(5.4)	12.6	—

Although transaction volume increased in the equity finance reflecting the rally in global stock markets, net revenue decreased by 11.4% from the same period in the prior year to 25.7 billion yen. The acquisition of certain operations of former Lehman Brothers led to increase non-interest expenses by 89.5% to 31.1 billion yen. As a result, loss before income taxes was 5.4 billion yen.

Operating Results of Merchant Banking

	Billions of yen		% Change
	For the three months ended
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Net revenue	(1.1)	(37.0)	—
Non-interest expenses	2.5	2.4	6.0

Income (loss) before income taxes	(3.6)	(39.4)	—

Net revenue was negative 1.1 billion yen, due primarily to unrealized gains of certain investee companies offset by funding costs. Non-interest expenses were 2.5 billion yen. As a result, loss before income taxes was 3.6 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Net revenue	18.7	21.1	(11.7)
Non-interest expenses	13.5	13.0	4.3

Income (loss) before income taxes	5.1	8.2	(37.1)

Net revenue decreased by 11.7% from the same period in the prior year to 18.7 billion yen. Non-interest expenses increased by 4.3% to 13.5 billion yen. As a result, income before income taxes decreased by 37.1% to 5.1 billion yen. Assets under management increased by 2.0 trillion yen from the end of March to 22.2 trillion yen, driven by the market rally and an increase in sales of newly launched funds such as the Nomura US High Yield Bond Fund (Currency Selection Type).

Other Operating Results

	Billions of yen		% Change
	For the three months ended
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Net revenue	(37.1)	24.5	—
Non-interest expenses	27.4	45.5	(39.7)

Income (loss) before income taxes	(64.6)	(20.9)	—

Net revenue was negative 37.1 billion yen. Loss before income taxes was 64.6 billion yen.

2.	Financial Position

Total assets as of June 30, 2009, were 27.5 trillion yen, an increase of 2.7 trillion yen compared to March 31, 2009, reflecting primarily the increase in Collateralized agreements and in Trading assets. Total liabilities as of June 30, 2009 were 26.0 trillion yen, an increase of 2.7 trillion yen compared to March 31, 2009, mainly due to the increase in Collateralized financing and in Trading liabilities. Total equity at June 30, 2009, was 1.6 trillion yen, an increase of 4.9 billion yen compared to March 31, 2009.

3.	Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

Accounting for Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock-

Effective April 1, 2009, Nomura adopted EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value.

Upon adoption of EIFT 07-5, Nomura made certain reclassification adjustments to the beginning balances of Long-term borrowings, Additional paid-in-capital, Retained earnings, and Other assets – Other in order to bifurcate certain clauses attached to the unsecured convertible bonds (the “bonds”), because such clauses contained in the bonds were not deemed as indexed to Nomura’s own stock pursuant to EITF 07-5.

Accounting for Business Combinations-

Nomura adopted Financial Accounting Standards Board (“FASB”) SFAS No.141-R, “Business Combinations” (“SFAS 141-R”) on April 1, 2009. SFAS 141-R is to be applied to the business combinations whose acquisition dates are on or after April 1, 2009.

Accounting for Noncontrolling Interests-

Nomura adopted FASB SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) on April 1, 2009. In accordance with this standard, it is applied prospectively from the beginning of the fiscal year in which it is initially adopted. However, its presentation and disclosure requirements are applied retrospectively for all periods presented. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

5.	Quarterly Consolidated Financial Statements

Basis of presentation —

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2009) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2009) for the year ended March 31, 2009.

Please refer to 4. Other, “Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements” for presentations of significant changes in accounting principles.

The review procedures of the quarterly report for this period have not been completed yet.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	June 30, 2009	March 31, 2009	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	531,580	613,566	(81,986)
Time deposits	175,914	537,084	(361,170)
Deposits with stock exchanges and other segregated cash	158,370	272,059	(113,689)

	865,864	1,422,709	(556,845)

Loans and receivables:
Loans receivable	653,696	519,179	134,517
Receivables from customers	40,330	23,619	16,711
Receivables from other than customers	990,585	1,103,974	(113,389)
Allowance for doubtful accounts	(6,606)	(3,765)	(2,841)

	1,678,005	1,643,007	34,998

Collateralized agreements:
Securities purchased under agreements to resell	4,966,657	2,657,151	2,309,506
Securities borrowed	5,184,901	5,755,467	(570,566)

	10,151,558	8,412,618	1,738,940

Trading assets and private equity investments:
Trading assets*	12,761,442	11,348,747	1,412,695
Private equity investments	336,050	323,865	12,185

	13,097,492	11,672,612	1,424,880

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥224,677 million at June 30, 2009 and ¥225,475 million at March 31, 2009)	355,283	357,256	(1,973)
Non-trading debt securities*	253,782	244,027	9,755
Investments in equity securities*	127,445	118,902	8,543
Investments in and advances to affiliated companies*	243,956	243,474	482
Other	766,315	723,243	43,072

	1,746,781	1,686,902	59,879

Total assets	27,539,700	24,837,848	2,701,852

*	Including securities pledged as collateral

	Millions of yen
	June 30, 2009	March 31, 2009	Increase/ (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,103,220	1,183,374	(80,154)
Payables and deposits:
Payables to customers	406,026	403,797	2,229
Payables to other than customers	319,526	398,187	(78,661)
Deposits received at banks	493,828	440,334	53,494

	1,219,380	1,242,318	(22,938)

Collateralized financing:
Securities sold under agreements to repurchase	6,797,673	5,000,787	1,796,886
Securities loaned	3,022,663	2,243,152	779,511
Other secured borrowings	1,825,420	2,914,015	(1,088,595)

	11,645,756	10,157,954	1,487,802

Trading liabilities	5,617,886	4,752,054	865,832
Other liabilities	456,633	467,574	(10,941)
Long-term borrowings	5,940,361	5,483,028	457,333

Total liabilities	25,983,236	23,286,302	2,696,934

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 2,674,838,462 shares at June 30, 2009 and 2,661,092,760 shares at March 31, 2009 Outstanding - 2,620,759,254 shares at June 30, 2009 and 2,604,779,843 shares at March 31, 2009	324,765	321,765	3,000
Additional paid-in capital	350,703	374,413	(23,710)
Retained earnings	1,043,638	1,038,557	5,081
Accumulated other comprehensive income	(100,755)	(118,437)	17,682

	1,618,351	1,616,298	2,053
Common stock held in treasury, at cost - 54,079,208 shares at June 30, 2009 and 56,312,917 shares at March 31, 2009	(73,881)	(76,902)	3,021

Total NHI shareholders’ equity	1,544,470	1,539,396	5,074

Noncontrolling interests	11,994	12,150	(156)

Total equity	1,556,464	1,551,546	4,918

Total liabilities and equity	27,539,700	24,837,848	2,701,852

Note: Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with SFAS 160. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Revenue:
Commissions	102,024	82,198	24.1
Fees from investment banking	29,729	13,407	121.7
Asset management and portfolio service fees	30,331	42,779	(29.1)
Net gain on trading	121,132	10,515	1,052.0
Loss on private equity investments	(2,139)	(37,663)	—
Interest and dividends	58,427	117,957	(50.5)
Gain on investments in equity securities	9,801	964	916.7
Other	14,290	27,719	(48.4)

Total revenue	363,595	257,876	41.0
Interest expense	65,236	122,789	(46.9)

Net revenue	298,359	135,087	120.9

Non-interest expenses :
Compensation and benefits	138,081	87,910	57.1
Commissions and floor brokerage	20,043	18,634	7.6
Information processing and communications	40,160	33,359	20.4
Occupancy and related depreciation	21,992	15,868	38.6
Business development expenses	6,256	7,032	(11.0)
Other	40,406	56,627	(28.6)

	266,938	219,430	21.7

Income (loss) before income taxes	31,421	(84,343)	—
Income tax expense	20,678	(7,672)	—

Net income (loss)	10,743	(76,671)	—

Less: Net income (loss) attributable to noncontrolling interests	(677)	(79)

Net income (loss) attributable to NHI	11,420	(76,592)	—

	Yen		% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	4.37	(40.14)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	1.81	(40.18)	—

Notes:
1.	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interest in accordance with SFAS 160.
2.	Net income (loss) attributable to NHI was previously reported as Net income (loss).
3.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(3)	Note with respect to the assumption as a going concern (UNAUDITED)

Not applicable.

(4)	Segment Information-Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the three months ended
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Net revenue
Business segment information:
Retail	95,380	85,809	11.2
Global Markets	187,128	10,970	—
Investment Banking	25,673	28,986	(11.4)
Merchant Banking	(1,081)	(37,009)	—
Asset Management	18,650	21,112	(11.7)

Sub Total	325,750	109,868	196.5
Other	(37,139)	24,546	—

Net revenue	288,611	134,414	114.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	673	—

Net revenue	298,359	135,087	120.9

Non-interest expenses
Business segment information:
Retail	67,521	69,630	(3.0)
Global Markets	124,862	72,589	72.0
Investment Banking	31,098	16,411	89.5
Merchant Banking	2,498	2,357	6.0
Asset Management	13,521	12,960	4.3

Sub Total	239,500	173,947	37.7
Other	27,438	45,483	(39.7)

Non-interest expenses	266,938	219,430	21.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	266,938	219,430	21.7

Income (loss) before income taxes
Business segment information:
Retail	27,859	16,179	72.2
Global Markets	62,266	(61,619)	—
Investment Banking	(5,425)	12,575	—
Merchant Banking	(3,579)	(39,366)	—
Asset Management	5,129	8,152	(37.1)

Sub Total	86,250	(64,079)	—
Other *	(64,577)	(20,937)	—

Income (loss) before income taxes	21,673	(85,016)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	673	—

Income (loss) before income taxes	31,421	(84,343)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Net gain (loss) on trading related to economic hedging transactions	3,255	1,006	223.6
Realized gain (loss) on investments in equity securities held for operating purposes	53	291	(81.8)
Equity in earnings of affiliates	3,701	2,061	79.6
Corporate items	(24,896)	(5,620)	—
Others	(46,690)	(18,675)	—

Total	(64,577)	(20,937)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(5)	Significant Changes in Shareholders’ equity

Not applicable. For further details of the changes, please refer to the “Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)” below.

Millions of yen
For the three months ended
June 30, 2009
Common stock
Balance at beginning of year	321,765
Conversion of convertible bonds	3,000

Balance at end of period	324,765

Additional paid-in capital
Balance at beginning of year	374,413
Conversion of convertible bonds	3,000
Gain on sales of treasury stock	2,124
Issuance and exercise of common stock options	(1,805)
Adjustments to initially apply EITF 07-5	(26,923)
Other net change in additional paid-in capital	(106)

Balance at end of period	350,703

Retained earnings
Balance at beginning of year	1,038,557
Net income attributable to NHI	11,420
Adjustments to initially apply EITF 07-5	(6,339)

Balance at end of period	1,043,638

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(73,469)
Net change during the year	18,408

Balance at end of period	(55,061)

Defined benefit pension plans
Balance at beginning of year	(44,968)
Pension liability adjustment	(726)

Balance at end of period	(45,694)

Balance at end of period	(100,755)

Common stock held in treasury
Balance at beginning of year	(76,902)
Repurchases of common stock	(6)
Sale of common stock	8
Common stock issued to employees	2,960
Other net change in treasury stock	59

Balance at end of period	(73,881)

Total NHI shareholders’ equity
Balance at end of period	1,544,470

Noncontrolling interest
Balance at beginning of year	12,150
Net change during the year	(156)

Balance at end of period	11,994

Total equity
Balance at end of period	1,556,464

Note: Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with SFAS 160.

6.	Other Information

Consolidated Statements of Operations - Quarterly (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009(A)	June 30, 2009(B)		March 31, 2009
Revenue:
Commissions	82,198	84,886	73,373	66,346	102,024	53.8	306,803
Fees from investment banking	13,407	10,026	19,678	11,842	29,729	151.0	54,953
Asset management and portfolio service fees	42,779	42,411	29,410	25,566	30,331	18.6	140,166
Net gain on trading	10,515	(21,015)	(134,518)	16,679	121,132	626.3	(128,339)
Gain (loss) on private equity investments	(37,663)	23,167	(24,782)	(15,513)	(2,139)	—	(54,791)
Interest and dividends	117,957	126,993	45,899	40,507	58,427	44.2	331,356
Gain (loss) on investments in equity securities	964	(9,804)	(12,938)	(3,722)	9,801	—	(25,500)
Other	27,719	1,068	6,588	4,488	14,290	218.4	39,863

Total revenue	257,876	257,732	2,710	146,193	363,595	148.7	664,511
Interest expense	122,789	129,667	52,456	46,972	65,236	38.9	351,884

Net revenue	135,087	128,065	(49,746)	99,221	298,359	200.7	312,627

Non-interest expenses:
Compensation and benefits	87,910	80,098	161,823	161,724	138,081	(14.6)	491,555
Commissions and floor brokerage	18,634	20,343	17,561	17,143	20,043	16.9	73,681
Information processing and communications	33,359	34,632	40,838	46,151	40,160	(13.0)	154,980
Occupancy and related depreciation	15,868	17,180	23,245	22,187	21,992	(0.9)	78,480
Business development expenses	7,032	7,919	8,123	8,564	6,256	(27.0)	31,638
Other	56,627	37,284	98,274	70,373	40,406	(42.6)	262,558

	219,430	197,456	349,864	326,142	266,938	(18.2)	1,092,892

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	—	(780,265)
Income tax expense	(7,672)	3,531	(56,648)	(10,065)	20,678	—	(70,854)

Net income (loss)	(76,671)	(72,922)	(342,962)	(216,856)	10,743	—	(709,411)

Less: Net income (loss) attributable to noncontrolling interests	(79)	(50)	(68)	(1,022)	(677)	—	(1,219)

Net income (loss) attributable to NHI	(76,592)	(72,872)	(342,894)	(215,834)	11,420	—	(708,192)

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	(40.14)	(38.18)	(179.62)	(107.00)	4.37	—	(364.69)

Diluted-
Net income (loss) attributable to NHI shareholders per share	(40.18)	(38.23)	(180.97)	(108.71)	1.81	—	(366.16)

Notes:
1.	The review procedures of the quarterly report for this period have not been completed yet.
2.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Business Segment Information - Quarterly Results (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009(A)	June 30, 2009(B)		March 31, 2009
Net revenue
Business segment information:
Retail	85,809	74,455	69,650	61,943	95,380	54.0	291,857
Global Markets	10,970	(6,538)	(171,084)	9,398	187,128	—	(157,254)
Investment Banking	28,986	5,247	22,658	6,608	25,673	288.5	63,499
Merchant Banking	(37,009)	20,500	(34,987)	(18,379)	(1,081)	—	(69,875)
Asset Management	21,112	14,711	10,842	13,124	18,650	42.1	59,789

Sub Total	109,868	108,375	(102,921)	72,694	325,750	348.1	188,016
Other	24,546	27,992	64,727	30,483	(37,139)	—	147,748

Net revenue	134,414	136,367	(38,194)	103,177	288,611	179.7	335,764

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	—	(23,137)

Net revenue	135,087	128,065	(49,746)	99,221	298,359	200.7	312,627

Non-interest expenses
Business segment information:
Retail	69,630	69,137	67,370	67,483	67,521	0.1	273,620
Global Markets	72,589	80,150	124,438	140,210	124,862	(10.9)	417,387
Investment Banking	16,411	13,970	42,601	47,928	31,098	(35.1)	120,910
Merchant Banking	2,357	5,853	2,604	4,584	2,498	(45.5)	15,398
Asset Management	12,960	13,916	12,933	12,600	13,521	7.3	52,409

Sub Total	173,947	183,026	249,946	272,805	239,500	(12.2)	879,724
Other	45,483	14,430	99,918	53,337	27,438	(48.6)	213,168

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	(18.2)	1,092,892

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	(18.2)	1,092,892

Income (loss) before income taxes
Business segment information:
Retail	16,179	5,318	2,280	(5,540)	27,859	—	18,237
Global Markets	(61,619)	(86,688)	(295,522)	(130,812)	62,266	—	(574,641)
Investment Banking	12,575	(8,723)	(19,943)	(41,320)	(5,425)	—	(57,411)
Merchant Banking	(39,366)	14,647	(37,591)	(22,963)	(3,579)	—	(85,273)
Asset Management	8,152	795	(2,091)	524	5,129	878.8	7,380

Sub Total	(64,079)	(74,651)	(352,867)	(200,111)	86,250	—	(691,708)
Other *	(20,937)	13,562	(35,191)	(22,854)	(64,577)	—	(65,420)

Income (loss) before income taxes	(85,016)	(61,089)	(388,058)	(222,965)	21,673	—	(757,128)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	—	(23,137)

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	—	(780,265)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009(A)	June 30, 2009(B)		March 31, 2009
Net gain (loss) on trading related to economic hedging transactions	1,006	20,188	40,265	2,693	3,255	20.9	64,152
Realized gain (loss) on investments in equity securities held for operating purposes	291	(1,503)	(1,385)	234	53	(77.4)	(2,363)
Equity in earnings of affiliates	2,061	3,999	(376)	(6,402)	3,701	—	(718)
Corporate items	(5,620)	(2,349)	(34,953)	(27,611)	(24,896)	—	(70,533)
Others	(18,675)	(6,773)	(38,742)	8,232	(46,690)	—	(55,958)

Total	(20,937)	13,562	(35,191)	(22,854)	(64,577)	—	(65,420)

Notes:
1.	The review procedures of the quarterly report for this period have not been completed yet.
2.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

“Commissions/fees received” and “Net gain on trading” consists of the following (UNAUDITED)

	Millions of yen					% Change	% Change
	For the three months ended					(C-B)/(B)	(C-A)/(A)
	June 30, 2008(A)	September 30, 2008	December 31, 2008	March 31, 2009(B)	June 30, 2009(C)
Commissions/fees received

Commissions	82,198	84,886	73,373	66,346	102,024	53.8	24.1

Brokerage Commissions	49,287	53,840	60,208	40,028	57,863	44.6	17.4
Commissions for Distribution of Investment Trust	25,811	24,173	6,897	19,056	39,505	107.3	53.1

Fees from Investment Banking	13,407	10,026	19,678	11,842	29,729	151.0	121.7

Underwriting and Distribution	6,815	3,385	9,424	5,491	20,900	280.6	206.7
M&A / Financial Advisory Fees	4,568	6,218	10,119	5,824	8,573	47.2	87.7

Asset Management and Portfolio Service Fees	42,779	42,411	29,410	25,566	30,331	18.6	(29.1)

Asset Management Fees	38,485	38,358	26,027	22,574	26,523	17.5	(31.1)

Total	138,384	137,323	122,461	103,754	162,084	56.2	17.1

Net gain (loss) on trading

Merchant Banking	(69)	(457)	(584)	(1,550)	278	—	—
Equity Trading	33,267	1,717	(13,973)	(59,671)	64,823	—	94.9
Fixed Income and Other Trading	(22,683)	(22,275)	(119,961)	77,900	56,031	(28.1)	—

Total	10,515	(21,015)	(134,518)	16,679	121,132	626.3	—

Note: The review procedures of the quarterly report for this period have not been completed yet.

Reference Information

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		% Change
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Operating revenue	73,877	190,070	(61.1)
Operating expenses	43,676	45,305	(3.6)

Operating income	30,201	144,765	(79.1)

Non-operating income	1,206	1,488	(18.9)
Non-operating expenses	1,353	64	2,011.7

Ordinary income	30,054	146,189	(79.4)

Special profits	4,866	604	705.1
Special losses	17,682	48,006	(63.2)

Income before income taxes	17,238	98,787	(82.5)

Income taxes - current	8,429	1,607	424.4
Income taxes - deferred	(7,267)	(6,886)	—

Net income	16,075	104,066	(84.6)

NOMURA HOLDINGS, INC.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2009	March 31, 2009	Increase/(Decrease)
Assets
Current Assets	1,808,524	1,852,470	(43,946)
Fixed Assets	1,934,279	1,829,038	105,241

Total Assets	3,742,803	3,681,507	61,295

Liabilities
Current Liabilities	372,625	612,287	(239,661)
Long-term Liabilities	2,092,412	1,825,139	267,274

Total Liabilities	2,465,038	2,437,425	27,612

Net Assets
Shareholders’ equity	1,219,300	1,192,353	26,948
Valuation and translation adjustments	32,940	24,613	8,327
Subscription rights to shares	25,525	27,116	(1,591)

Total Net Assets	1,277,765	1,244,082	33,683

Total Liabilities and Net Assets	3,742,803	3,681,507	61,295

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		% Change
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Operating revenue	195,430	158,921	23.0

Commissions	100,914	74,152	36.1
Net gain on trading	72,051	41,554	73.4
Net gain on other inventories	2	2	(13.1)
Interest and dividend income	22,463	43,214	(48.0)

Interest expenses	22,310	37,236	(40.1)

Net operating revenue	173,120	121,685	42.3

Selling, general and administrative expenses	124,137	102,737	20.8

Operating income	48,983	18,948	158.5

Non-operating income	211	212	(0.2)
Non-operating expenses	427	289	47.8

Ordinary income	48,767	18,871	158.4

Special profits	398	532	(25.3)
Special losses	—	—	—

Income before income taxes	49,165	19,404	153.4

Income taxes - current	(6,564)	(3,996)	—
Income taxes - deferred	25,844	9,835	162.8

Net income	29,885	13,564	120.3

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2009	March 31, 2009	Increase/(Decrease)
Assets
Current Assets:	11,064,472	12,682,853	(1,618,381)

Trading assets	5,645,129	6,377,645	(732,516)
Loans with securities as collateral	4,246,886	4,920,428	(673,541)
Other	1,172,456	1,384,780	(212,324)

Fixed Assets	92,959	113,611	(20,652)

Total Assets	11,157,431	12,796,464	(1,639,033)

Liabilities
Current Liabilities:	9,409,648	11,059,662	(1,650,014)

Trading liabilities	2,138,344	2,129,948	8,396
Borrowings with securities as collateral	2,951,991	3,345,360	(393,369)
Other	4,319,314	5,584,355	(1,265,041)

Long-term Liabilities	990,916	1,009,831	(18,915)

Statutory Reserves	5,519	5,519	0

Total Liabilities	10,406,083	12,075,012	(1,668,929)

Shareholder’s equity	749,207	719,322	29,885
Valuation and translation adjustments	2,141	2,131	11

Total Net Assets	751,348	721,453	29,896

Total Liabilities and Net Assets	11,157,431	12,796,464	(1,639,033)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Three Months Ended		% Change
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Brokerage commissions	21,862	20,959	4.3%

(Stocks)	20,998	19,545	7.4
Commissions for underwriting, secondary distribution and solicitation for selling and others for Professional Investors	15,888	1,863	752.9

(Stocks)	14,396	1,105	1,202.7
(Bonds)	1,492	758	96.9
Fees for offering, secondary distribution and solicitation for selling and others for Professional Investors	39,507	26,155	51.0

(Investment trust certificates)	39,467	25,796	53.0
Other commissions	23,657	25,175	(6.0)

(Investment trust certificates)	10,353	14,506	(28.6)

Total	100,914	74,152	36.1

(2) Breakdown by Product

	(Millions of yen except percentages)
	Three Months Ended		% Change
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Stocks	37,531	21,311	76.1%
Bonds	2,976	1,991	49.4
Investment trust certificates	50,427	41,472	21.6
Others	9,981	9,377	6.4

Total	100,914	74,152	36.1

2. Net Gain on Trading

	(Millions of yen except percentages)
	Three Months Ended		% Change
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Stocks	4,172	7,069	(41.0)%
Bonds and forex	67,879	34,484	96.8

Total	72,051	41,554	73.4

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Three Months Ended				% Change
	June 30, 2009 (A)		June 30, 2008 (B)		(A-B)/(B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	23,325	17,236,392	16,425	21,137,787	42.0%	(18.5)%

(Brokerage)	16,868	12,104,618	10,462	13,195,657	61.2	(8.3)
(Proprietary Trading)	6,457	5,131,774	5,962	7,942,129	8.3	(35.4)

Brokerage / Total	72.3%	70.2%	63.7%	62.4%

TSE Share	6.5%	7.5%	5.6%	6.1%

Brokerage Commission per share (yen)	1.22		1.84

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Three Months Ended		% Change
	June 30, 2009 (A)	June 30, 2008 (B)	(A-B)/(B)
Underwriting
Stocks (number of shares)	555	0	—%
(yen amount)	310,888	56,960	445.8
Bonds (face value)	1,703,924	1,322,763	28.8
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	—	—

Subscription and Distribution*
Stocks (number of shares)	775	0	—
(yen amount)	419,631	36,467	1,050.7
Bonds (face value)	474,915	794,088	(40.2)
Investment trust certificates (yen amount)	4,605,973	3,967,134	16.1
Beneficial interest (face value)	—	—	—

*	Includes secondary offering, private placement and solicitation for selling and others for Professional Investors.

5. Capital Adequacy Ratio

			(Rounded down to millions of yen except percentages)
			June 30, 2009	March 31, 2009	Increase/(Decrease)
Tier I		(A)	749,206	719,321	29,885
Tier II	Valuation and translation adjustments		2,141	2,130	11
	Statutory reserves		5,518	5,518	0
	Allowance for doubtful accounts		26	11	15
	Subordinated debt		606,086	606,085	1

	Total	(B)	613,773	613,747	26

Illiquid Asset		(C)	120,114	136,123	(16,009)

Net Capital	(A) + (B) - (C) =	(D)	1,242,865	1,196,946	45,919

Risk	Market risk		115,094	99,113	15,981
	Counterparty risk		194,562	210,482	(15,920)
	Basic risk		137,518	135,675	1,843

	Total	(E)	447,175	445,271	1,904

Capital Adequacy Ratio		(D)/(E)×100	277.9%	268.8%	9.1%